Exhibit 99.1

AMTD IDEA Completed Its Auditor Rotation Process

PARIS & NEW YORK & SINGAPORE, April 30, 2024—(BUSINESS WIRE)—AMTD IDEA Group (“AMTD IDEA” or the “Company,” NYSE: AMTD; SGX: HKB) announced that its board of directors and the audit committee have approved the change of its independent registered public accounting firm from Deloitte Touche Tohmatsu to Audit Alliance LLP (“Audit Alliance”), effective on April 22, 2024.

The Company appointed Audit Alliance as its independent registered public accounting firm to audit the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2023. This change was initiated, supervised and approved by the audit committee to conform with international best practices on auditor independence. The Company’s appointment of Audit Alliance as its independent registered public accounting firm is in line with the auditor rotation policy as well as dismissal and appointment criterion and standards as governed and administered by the audit committee.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles as well as hospitality and VIP services. Through our unique eco-system – the “AMTD SpiderNet”—AMTD IDEA Group is uniquely positioned as an active superconnector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group with the SEC. All information provided in this press release is as of the date of this press release, and AMTD IDEA Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

IR Office

AMTD IDEA Group

ir@amtdinc.com